March 22, 2016

Shannon Sobotka

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:  Seaboard Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-03390

Dear Ms. Sobotka:

We are writing in response to your letter dated March 11, 2016, with respect to the above‑referenced report filed by Seaboard Corporation (“Seaboard” or the “Company”).  Our numbered responses to your comments correspond to the numbered comments in your letter.

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shannon Sobotka

March 22, 2016

COMMENTS AND OUR RESPONSE

Exhibit 13 – 2015 Annual Report
Notes to Consolidated Financial Statements Note 6 Income Taxes, page 41
Comment 1:

We note that the adjustment in your rate reconciliation related to foreign tax differences increased your total income tax expense by $22 million. We further note your disclosure on page 42 that certain of your foreign operations are subject to no income tax or a tax rate, which is considerably lower than the U.S. corporate rate. Please provide to us additional information regarding the components of this adjustment and reconcile for us the increase in tax expense with the aforementioned disclosure.

Response:

As disclosed on page 42 of Seaboard’s 2015 Annual Report, “certain of Seaboard’s foreign operations are subject to no income tax or a tax rate, which is considerably lower than the U.S. corporate tax rate. Fluctuation of earnings or losses incurred from certain foreign operations conducting business in these jurisdictions can impact the mix of taxable earnings for each fiscal year”. This disclosure explains that income in low tax jurisdictions will benefit the effective tax rate relative to the U.S. 35% expected tax rate while losses have the opposite effect. In 2015, the Company’s subsidiaries which operate in these low or no tax rate jurisdictions produced losses.  The impact of not receiving a tax benefit for losses in foreign entities that are taxed in low or no-tax jurisdictions is the primary driver of the $22 million negative adjustment to the rate reconciliation table on page 41.

We hope that the above has been of assistance to you and that it is fully responsive to your comments.  If you have any questions or require any further information, please call me at (913) 676‑8833 or Michael Trollinger, Vice President, Corporate Controller and Chief Accounting Officer at (913) 676‑8735.

Very truly yours,

SEABOARD CORPORATION

/s/ Robert L. Steer

Robert L. Steer

Executive Vice President and Chief Financial Officer